Exhibit 99.13

CONSENT OF PETER MONTANO

I consent to the inclusion or incorporation by reference in the Annual Report on Form 40-F (“Annual Report”) being filed by B2Gold Corp. (the “Company”), for the year ended December 31, 2023, including any amendments or exhibits thereto, and the references to, and the information extracted from, (i) the report titled “Fekola Complex, Mali, NI 43-101 Technical Report” dated effective December 31, 2023, (ii) the mineral reserve estimates for the Fekola project, (iii) mineral reserve estimates for the Cardinal deposit, (iv) mineral reserve estimates for the Masbate gold project (v) the mineral reserve stockpile and open pit estimates for the Otjikoto project, (vi) mineral reserve estimates for underground methods for the Wolfshag project, (vii) the mineral resource stockpile estimates for the Fekola project, (viii) the mineral resource stockpile estimates for the Masbate project, (ix) the mineral resource stockpile estimates for the Otjikoto project, and (x) the report titled “Otjikoto Gold Mine, Namibia, NI 43-101 Technical Report” dated effective December 31, 2018, and in each case, to the references, as applicable, to the undersigned's name as an expert or qualified person in or incorporated by reference into the Annual Report the registration statement on Form F-3D (No. 333-274310) and the registration statements on Form S-8 (No. 333-192555, No. 333-200228, No. 333-206811, No. 333-218710, No. 333-226063, No. 333-232158, No. 333-239197 and No. 333-273659) of B2Gold Corp. if applicable, as amended.

/s/ Peter Montano
Peter Montano, Vice President, Projects March 14, 2024